EXHIBIT 16.1

                                       CFO
                                 ADVANTAGE,INC.
                                  [letterhead]



                                 MARCH 12, 2003

Xtreme Companies
9116 Covered Wagon Drive
Las Vegas, Nevada 89117
VIA FAX: 702-967-0124

This letter is to inform yon that we must formally end our relationship with you as your Accounting firm as of March 12, 2003. As you know, we were engaged to prepare financial statement reviews for the company for the periods ended June 30, 2002 and September 30, 2002, along with an annual audit for the year ended December 31,2002.

Our reason for disengaging at this time include the following:

I. Failure to disclose events, which we deem to be material, to our firm personnel.

It is the policy of this firm to not issue or release incomplete work. We will send to you the original documents that you provided to us, along with the bank confirmations we have received to date. Should we receive additional confirmations, we will forward it to you immediately. Given that you have a deadline of March 30, 2003 (April 15, 2003 with extension) we urge you to gather your documentation and engage another audit firm as soon as possible in order to complete your audit in a timely manner. We will cooperate with your subsequent auditor as necessary.

We have incurred fees of $2,750 for time and expenses to date and have received a retainer of $3,000 from your company. We will write off $1,750 and will return $2,000 to your office within 10 business days.

Best regards,
CFO Advantage, Inc.

/s/ Jason F. Griffith, CPA
Managing Shareholder